CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Unaudited Consolidated Financial Statements
Prepared by Management

January 31, 2011

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Financial Statements
(Unaudited – Prepared by management)

January 31, 2011

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Unaudited – Prepared by management)

	January 31,	October 31,
	2011	2010
		(audited)
ASSETS
Current
Cash and cash equivalents	$34,079,389	$52,264,003
Accounts receivable	478,081	267,431
Due from related parties (note 8)	921,284	1,361,550
Loan receivable (note 8)	8,105,977	-
Prepaid expenses	330,005	335,493

Total Current Assets	43,914,736	54,228,477

Fixed Assets (note 3)	283,595	197,737
Resource Related Investments (note 4)	87,760,358	60,685,650
Equity Investments (note 5)	7,815,583	5,236,540
Resource Properties (note 6)	18,457,328	15,856,750

Total Assets	$158,231,600	$136,205,154

LIABILITIES
Current
Accounts payable and accrued liabilities (note 8)	$637,853	$832,087
Income taxes payable	26,350,700	26,847,314

Total Current Liabilities	26,988,553	27,679,401

SHAREHOLDERS’ EQUITY
Capital Stock (note 7)	70,949,741	69,890,947
Contributed Surplus	14,940,174	14,726,585
Accumulated Other Comprehensive Income	47,323,011	30,227,593
Retained Earnings (Deficit)	(1,969,879)	(6,319,372)

Total Shareholders’ Equity	131,243,047	108,525,753

Total Liabilities and Shareholders’ Equity	$158,231,600	$136,205,154

Nature of operations and going concern (note 1)
Commitments (note 11)
Subsequent events (note 13)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Lawrence W. Talbot”
Hendrik Van Alphen, Director	Lawrence W. Talbot, Director

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Unaudited – Prepared by management)
For the three months ended January 31

	2011	2010

Administrative Expenses
Amortization	$18,119	$16,723
Bad debt	-	104,835
Consulting fees (note 8)	252,489	238,365
Insurance	28,133	45,135
Investor relations	554,761	170,738
Office costs	241,100	278,132
Professional fees (note 8)	110,281	132,369
Property evaluations	280,557	51,054
Regulatory and transfer agent fees	17,975	23,203
Salaries	801,293	556,779

Loss Before Other Items and Income Taxes	(2,304,708)	(1,617,333)

Other Items
Foreign exchange loss	(17,534)	(241,012)
Interest income, net of bank charges	42,158	411
Realized gain on sale of available-for-sale investment (note 4)	2,196,898	136,092
Unrealized gain on derivative investments (note 4)	3,702,823	119,537
Unrealized gain on held-for-trading investment (note 4)	23,000	46,000
Gain on sale of resource property (note 6(c)(ii))	-	89,406,016
Loss on equity investment (note 5)	(182,922)	-

	5,764,423	89,467,044

Income Before Income Taxes	3,459,715	87,849,711

Income Taxes (Expense) (note 10)
Current	(2,127,060)	(26,791,603)
Future	3,016,838	1,203,467

	889,778	(25,588,136)

Net Income for period	$4,349,493	$62,261,575

Basic Income Per Share	$0.07	$1.06
Diluted Income Per Share	$0.07	$1.02

Weighted Average Number of Common Shares Outstanding	58,547,215	58,611,140

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity

	Capital Stock					Accumulated
						Other	Total
			Obligation to		Contributed	Comprehensive	Shareholders’
	Shares	Amount	issue shares	Deficit	Surplus	Income	Equity

Balance, October 31, 2008	57,782,847	$68,824,822	$795,000	$(51,015,714)	$11,912,309	$2,617,740	$33,134,157

Net loss for the year	-	-	-	(254,628)	-	-	(254,628)
Other comprehensive loss
Unrealized loss on available-for-sale investments	-	-	-	-	-	12,043,882	12,043,882
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	-	(1,658,126)	(1,658,126)
Comprehensive income for the year							10,131,128
Shares issued for cash
Exercise of options	25,000	36,750	-	-	-	-	36,750
Exercise of warrants	92,500	127,500	-	-	-	-	127,500
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	14,088	-	-	(14,088)	-	-
Reclassification of contributed surplus on exercise of warrants	-	32,059	-		(32,059)	-	-
Investment acquisition	500,000	795,000	(795,000)	-	-	-	-
Obligation to issue shares	-	-	111,500	-	-	-	111,500
Debt settlement	143,130	204,676	-	-	-	-	204,676
Stock-based compensation	-	-	-	-	1,192,109	-	1,192,109

Balance, October 31, 2009	58,543,477	70,034,895	111,500	(51,270,342)	13,058,271	13,003,496	44,937,820

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity (cont’d)

	Capital Stock					Accumulated
						Other	Total
			Obligation to		Contributed	Comprehensive	Shareholders’
	Shares	Amount	Issue Shares	Deficit	Surplus	Income	Equity

Balance, October 31, 2009 (carried forward)	58,543,477	$70,034,895	$111,500	$(51,270,342)	$13,058,271	$13,003,496	$44,937,820

Net income for the year	-	-	-	44,950,970	-	-	44,950,970
Other comprehensive income
Unrealized gain on available-for-sale investments	-	-	-	-	-	17,686,472	17,686,472
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	-	(462,375)	(462,375)
Comprehensive income for the year							62,175,067
Shares issued for cash
Exercise warrants	67,125	90,619	-	-	-	-	90,619
Shares purchased pending return to treasury	(312,300)	(374,760)	-	-	1,066	-	(373,694)
Shares issued for non-cash
Reclassification of contributed surplus on exercise of warrants	-	28,693	-	-	(28,693)	-	-
Property acquisition	75,000	111,500	(111,500)	-	-	-	-
Stock-based compensation	-	-	-	-	1,695,941	-	1,695,941

Balance, October 31, 2010	58,373,302	69,890,947	-	(6,319,372)	14,726,585	30,227,593	108,525,753

Net income for the period	-	-	-	4,349,493	-	-	4,349,493
Other comprehensive income
Unrealized gain on available-for-sale investments	-	-	-	-	-	18,217,949	18,217,949
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	-	(1,122,531)	(1,122,531)
Comprehensive income for the period							21,444,911
Shares issued for cash
Exercise options	575,000	667,000	-	-	-	-	667,000
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	391,794	-	-	(391,794)	-	-
Property acquisition	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	605,383	-	605,383

Balance, January 31, 2011	58,948,302	$70,949,741	$-	$(1,969,879)	$14,940,174	$47,323,011	$131,243,047

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by management)
For the three months ended January 31

	2011	2010
Operating Activities
Net income for period	$4,349,493	$62,261,575
Items not involving cash
Amortization	18,119	16,723
Bad debt	-	104,835
Stock-based compensation	605,383	261,879
Realized gain on sale of available-for-sale investments	(2,196,898)	(136,092)
Unrealized gain on derivative investments	(3,702,823)	(119,537)
Unrealized gain on held-for-trading investment	(23,000)	(46,000)
Gain on sale of resource property	-	(89,406,016)
Loss on equity investment	182,922	-
Future income recovery	(3,016,838)	(1,203,467)
Unrealized foreign exchange loss	27,040	14,450
Changes in non-cash working capital items
Accounts receivable	(210,650)	(32,080)
Due from related parties	440,266	138,551
Loan receivable	(8,105,977)	-
Prepaid expenses	5,488	17,729
Accounts payable and accrued liabilities	(44,071)	2,857,917
Income taxes payable	(496,614)	26,791,603
Cash Provided by (Used in) Operating Activities	(12,168,160)	1,522,070

Investing Activities
Investment in and expenditures on resource properties	(2,897,741)	(2,304,339)
Proceeds from resource property transactions, net of costs	-	90,046,685
Proceeds from sale of investments	2,859,808	156,492
Purchase of resource related investments	(2,632,063)	(816,982)
Purchase of equity investments	(3,882,443)	-
Purchase of equipment	(103,976)	(2,599)
Cash Provided by (Used in) Investing Activities	(6,656,415)	87,079,257

Financing Activities
Proceeds from shares issued	667,000	-
Cash Provided by Financing Activities	667,000	-

Effect of Foreign Exchange on Cash	(27,040)	(14,450)

Increase in Cash and Cash Equivalents	(18,184,615)	88,586,877
Cash and Cash Equivalents, Beginning of Period	52,264,004	5,823,196

Cash and Cash Equivalents, End of Period	$34,079,389	$94,410,073
Supplemental Cash Flow Information
Accounts payable related to property expenditures	$142,815	$21,365
Shares issued for property option payments	$-	$111,500
Shares received for property option payments	$147,000	$-
Income taxes paid	$2,127,060	$-

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. and its subsidiaries are engaged in the exploration of mineral properties, primarily in Mexico, Peru, Argentina and the United States. The Company considers itself to be an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company had a net income of $4,349,493 for the three months ended January 31, 2011 (January 31, 2010 - $62,261,575). The Company has working capital as at January 31, 2011 of $16,926,183 (October 31, 2010 - $26,549,076), has a deficit of $1,969,879 (October 31, 2010 - $6,319,372).

As the equity market improving, with the fair value of the Company’s investments, Management believes it has sufficient funding for operations in the near future, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties or resource related investments.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars. As described in note 15, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).

These consolidated financial statements include the accounts of Cardero Resource Corp. (“Cardero”) and its wholly-owned integrated subsidiaries, Cardero Argentina, S.A. (“Cardero Argentina”), Minerales Y Metales California, S.A. de C.V. (“MMC”), Cardero Iron Ore Company Ltd., Cardero Peru S.A.C. (“Cardero Peru”), Cardero Hierro Del Peru S.A.C. (“Cardero Iron Peru”), Cerro Colorado Development Ltd., Compania Minera Cardero Chile Limitada (“Cardero Chile”), Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), Cardero Iron Ore Management (USA) Inc., Cardero Iron Ore Company (BVI) Ltd. and Cardero Hierro Peru (BVI) Ltd. (collectively, the “Company”). All significant inter-company transactions and balances have been eliminated.

	(b)	Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments, with maturities of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for fixed assets, the recoverability of resource property interests, the recoverability of accounts receivable and amounts due from related parties, the recoverability of equity investments, the assumptions used in the determination of the fair value of financial instruments and stock-based compensation, and the determination of the valuation allowance for future income tax assets and accruals. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(d)	Amortization

Amortization of equipment is recorded at the following annual rates:

Computer equipment	-	30% declining balance basis
Office equipment	-	20% declining balance basis
Metallurgy lab	-	20% declining balance basis
Leasehold improvements	-	over the term of the lease on a straight-line basis

Additions during the year are amortized at one-half the annual rates.

(e)	Investments

Investments over which the Company exercises significant influence are accounted for using the equity method. Resource related investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations. Share purchase warrants included in investments are derivative financial instruments and are classified as held-for-trading and, accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.

(f)	Resource properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are exercisable entirely at the discretion of the optionee and the amounts payable or receivable are not recorded at the time of the agreement. Option payments are recorded as property costs or recoveries when the payments are made or received.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Resource properties (Continued)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production, or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

	(g)	Foreign currency translation

The functional and reporting currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

		i.	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

		ii.	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

		iii.	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the period.

	(h)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the option is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

	(i)	Basic and diluted loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

	(j)	Revenue recognition

Interest income is recorded as earned at the effective rate of interest of the term deposits over the terms to maturity.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(l)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

	(m)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

	(n)	Future accounting changes

		i.	International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its January 31, 2012 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended October 31, 2011. The Company is currently evaluating the impact of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Future accounting changes (Continued)

		ii.	Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

		iii.	Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

		iv.	Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to IFRS on consolidated and separate financial statements. This standard is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

The preceding three new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

3.	FIXED ASSETS

				October 31, 2010
	January 31, 2011			(audited)
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Computer equipment	$171,624	$125,840	$45,784	$171,624	$122,128	$49,496
Office equipment	99,853	50,974	48,879	99,853	48,402	51,451
Metallurgy lab	103,976	-	103,976	-	-	-
Leasehold improvements	210,530	125,574	84,956	210,530	113,740	96,790
	$585,983	$302,388	$283,595	$482,007	$284,270	$197,737

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

4.	RESOURCE RELATED INVESTMENTS

	Shares		Warrants
January 31, 2011	Number	Fair Value	Number	Fair Value	Total
International Tower Hill Mines Ltd.	4,465,723	$41,129,308	-	$-	$41,129,308
Trevali Resources Corp.	6,359,432	13,736,373	2,788,866	2,976,576	16,712,949
Wealth Minerals Ltd.	5,022,806	5,625,543	-	-	5,625,543
Dorato Resources Inc.	2,416,000	2,681,760	-	-	2,681,760
Indico Resources Ltd.	50,000	35,500	-	-	35,500
Kria Resources Ltd.	20,875,000	8,871,875	9,125,000	2,477,742	11,349,617
Corvus Gold Inc.	1,880,711	1,466,955	-	-	1,466,955
Abzu Gold Inc.	8,934,007	7,147,206	3,782,000	1,361,520	8,508,726
Ethos Capital Corp.	250,000	250,000	-	-	250,000
		$80,944,520		$6,815,838	$87,760,358

	Shares		Warrants
October 31, 2010
(audited)	Number	Fair Value	Number	Fair Value	Total
International Tower Hill Mines Ltd.	4,591,223	$34,847,383	-	$-	$34,847,383
Trevali Resources Corp.	7,032,432	9,986,053	2,855,866	1,243,942	11,229,995
Wealth Minerals Ltd.	5,022,806	3,164,368	-	-	3,164,368
Dorato Resources Inc.	2,416,000	3,020,000	-	-	3,020,000
Indico Resources Ltd.	50,000	31,000	-	-	31,000
Kria Resources Ltd.	15,000,000	3,150,000	15,000,000	2,400,000	5,550,000
Corvus Gold Inc.	880,711	871,904	-	-	871,904
Totem Minerals Inc.	3,782,000	1,891,000	-	-	1,891,000
Ethos Capital Corp.	100,000	80,000	-	-	80,000
		$57,041,708		$3,643,942	$60,685,650

All resource related investments in shares are classified as available-for-sale, unless otherwise indicated. All resource related investments in warrants are classified as held-for-trading.

(a)	International Tower Hill Mines Ltd. (“ITH”)

ITH is considered to be a related party as a result of common officer and director relationships (note 8).

During the year ended October 31, 2009, the Company sold 1,481,800 common shares for net proceeds of $3,752,030, realizing a gain of $2,637,280, and purchased 120,000 common shares at a cost of $423,849.

During the year ended October 31, 2010, the Company sold 99,000 shares of ITH for net proceeds of $640,244 resulting in a gain on sale of $460,094. Meanwhile, the Company acquired 1,207,423 shares of ITH at a cost of $7,328,514.

During the period ended January 31, 2011, the Company sold 125,500 shares of ITH for net proceeds of $1,262,568, resulting in a gain on sale of $1,034,157.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

4.	RESOURCE RELATED INVESTMENTS (Continued)

	(a)	International Tower Hill Mines Ltd. (Continued)

At January 31, 2011, the quoted market value of ITH common shares was $9.21 (October 31, 2010 - $7.59) per share, or a total market value for the Company’s ITH shares of $41,129,308 (October 31, 2010 - $34,847,383). The Company held 4,465,723 common shares (October 31, 2010 – 4,591,223), or 5.23% (October 31, 2010 – 6.79%) of the issued and outstanding common shares of ITH as of January 31, 2011. Fair value adjustments for the period ended January 31, 2011 amounted to unrealized gains of $6,125,832 (October 31, 2010 - $10,340,676) on the shares, net of tax, as other comprehensive income.

	(b)	Trevali Resources Corp. (“Trevali”)

On May 11, 2009, the Company purchased 1,250,000 units of Trevali at $0.80 per unit and allocated $0.60 and $0.20 to each common share and warrant, respectively. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Trevali at a price of $1.30 until May 11, 2011.

On May 29, 2009, the Company purchased 134,000 units of Trevali from a company related by virtue of common officers and directors at a price of $0.75 per unit and allocated $0.57 and $0.18 to each common share and warrant, respectively. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Trevali at a price of $1.20 until December 29, 2010. The Company exercised 67,000 warrants on the expiry day.

On August 31, 2009, the Company purchased 300,000 Trevali common shares at a cost of $185,732.

On October 9, 2009, the Company settled an outstanding $1,000,000 loan to Trevali (advanced on July 30, 2009) on the basis of 1,470,588 units at a price of $0.68 per unit and allocated $0.51 and $0.17 to each common share and warrant, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable to acquire an additional common share of Trevali at a price of $1.00 until October 9, 2011.

On September 1, 2010, the Company purchased 2,857,144 units of Trevali at a price of $1.05 per unit and allocated $0.85 and $0.20 to each common share and half-warrant, respectively. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Trevali at a price of $1.50 until September 1, 2012.

During the period ended January 31, 2011, the Company acquired 117,000 common shares of Trevali, of which 50,000 shares are from the open market at a cost of $73,566 and 67,000 shares from exercising its warrants at a cost of $80,400. Meanwhile, the Company sold 790,000 shares of Trevali for net proceeds of $1,597,240 resulting in a gain on sale of $1,162,740.

At January 31, 2011, the quoted market value of the Trevali common shares was $2.16 per share (October 31, 2010 - $1.42), or a total market value for the Company’s shares of $13,736,373 (October 31, 2010 - $9,986,053). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $3,911,151 (October 31, 2010 - $3,927,133), net of tax, recorded as other comprehensive income. The Company held 6,359,432 common shares (October 31, 2010 – 7,032,432), or 10.17% (October 31, 2010 – 12.44%) of the issued and outstanding common shares of Trevali as of January 31, 2011.

At January 31, 2011, the fair value of 625,000 Trevali warrants (purchased on May 11, 2009) was $537,500 (October 31, 2010 - $175,000). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $362,500 (October 31, 2010 - $($62,500)).

On December 29, 2010, the Company exercised 67,000 Trevali warrants at a cost of $80,400. Fair value adjustments upon exercise amounted to an unrealized gain of $38,860 (October 31, 2010 – ($12,060)).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

4.	RESOURCE RELATED INVESTMENTS (Continued)

	(b)	Trevali Resources Corp. (Continued)

At January 31, 2011, the fair value of 735,294 Trevali warrants (purchased on October 9, 2009) was $867,647 (October 31, 2010 - $397,059). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $470,588 (October 31, 2010 - $73,529).

At January 31, 2011, the fair value of 1,428,572 Trevali warrants (purchased on September 1, 2010) was $1,571,429 (October 31, 2010 - $657,143). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $914,286 (October 31, 2010 - $85,714).

	(c)	Wealth Minerals Ltd. (“Wealth”)

On June 2, 2009, the Company purchased 2,841,400 common shares of Wealth, a related party (note 8), at $0.30 per share.

On October 23, 2009, the Company purchased 2,380,953 units at $1,000,000 and allocated $0.26 and $0.16 to each common share and warrant, respectively. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant being exercisable to acquire one additional common share until October 23, 2011 at an exercise price of $0.60.

During the last quarter of 2009, the Company sold 2,580,500 common shares of Wealth for net proceeds of $855,124 resulting in a gain on sale of $80,974.

On August 25, 2010, the Company exercised 2,380,953 warrants of Wealth at $0.60 per share, totalling $1,428,572. A fair value loss of $537,937 was recognized on exercise of the warrants.

At January 31, 2011, the quoted market value of Wealth common shares was $1.12 per share (October 31, 2010 - $0.63), or a total market value for the Company’s shares of $5,625,543 (October 31, 2010 - $3,164,368). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $2,091,998 (October 31, 2010 - $310,586), net of tax, recorded as other comprehensive income. The Company held 5,022,806 shares (October 31, 2010 - $5,022,806), or 10.21% (October 31, 2010 - 12.08%) of the issued and outstanding common shares of Wealth as of January 31, 2011.

	(d)	Dorato Resources Inc. (“Dorato”)

In October 2009, the Company purchased 596,000 common shares of Dorato, a related party (note 8), at a cost of $311,825.

During the year ended October 31, 2010, the Company purchased 2,045,000 common shares of Dorato at a cost of $1,702,725. Meanwhile, the Company sold 225,000 shares of Dorato for net proceeds of $255,671 resulting in a gain on sale of $89,621.

At January 31, 2011, the Company held 2,416,000 common shares (October 31, 2010 - 2,416,000), or 3.30% (October 31, 2010 – 3.49%) of the issued and outstanding common shares of Dorato. The quoted market value of Dorato common shares was $1.11 (October 31, 2010 - $1.25), or a total market value for the Company’s shares of $2,681,760 (October 31, 2010 - $3,020,000). Fair value adjustment at the period ended January 31, 2011 amounted to an unrealized loss, net of tax, of $287,504 (October 31, 2010 - $1,015,023).

	(e)	Indico Resources Ltd. (“Indico”)

During the year ended October 31, 2010, the Company purchased 50,000 common shares of Indico, a related party (note 8), at a cost of $29,954.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

4.	RESOURCE RELATED INVESTMENTS (Continued)

	(e)	Indico Resources Ltd. (“Indico”) (Continued)

At January 31, 2011, the quoted market value of Indico common shares was $0.71 (October 31, 2010 - $0.62), or a total market value for the Company’s shares of $35,500 (October 31, 2010 - $31,000). Fair value adjustment at the period ended January 31, 2011 amounted to an unrealized gain, net of tax, of $3,825 (October 31, 2010 – $889).

The Company held 50,000 common shares (October 31, 2010 – 50,000), or 0.22% (October 31, 2010 - 0.39%) of issued and outstanding common shares of Indico as of January 31, 2011.

	(f)	Kria Resources Ltd. (“Kria”)

During the year ended October 31, 2010, the Company acquired 15,000,000 units of Kria at a cost of $1,500,000 (allocation - $900,000 and $600,000 to common shares and warrants, respectively). Each unit consists of one common share and one warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $0.20 until July 29, 2012 (note 13(e)).

During the period ended January 31, 2011, the Company exercised 5,875,000 Kria warrants at a cost of $1,175,000.

At January 31, 2011, the quoted market value of Kria common shares was $0.43 (October 31, 2010 - 0.21), or a total market value for the Company’s shares of $8,871,875 (October 31, 2010 - $3,150,000). Fair value adjustment at the period ended January 31, 2011 amounted to an unrealized gain, net of tax, of $2,848,323 (October 31, 2010 - $1,912,500). The Company owned 19.91% (October 31, 2010 - 15.23%) of issued and outstanding common shares of Kria. At January 31, 2011, the fair value of 9,125,000 (October 31, 2010 – 15,000,000) Kria warrants was $2,477,742 (October 31, 2010 - $2,400,000). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $1,273,649 (October 31, 2010 - $1,800,000).

On January 17, 2011, Trevali and Kria announced the signing of a definitive agreement whereby Trevali intends to acquire all of the issued and outstanding common shares of Kria (the “Kria Shares”) on the basis of 0.2 of a common share of Trevali (the “Trevali Share”) for each one (1) Kria Share (the “Exchange Ratio”). In addition each of Kria’s outstanding incentive stock options to purchase a total of 6,535,000 Kria Shares at prices between $0.14 and $3.40 per share and warrants to purchase a total of 21,699,483 Kria shares at exercise prices between $0.14 and $1.25 per share will be adjusted to be exercisable for Trevali Shares on the basis of the Exchange Ratio. The Transaction will occur by way of a plan of arrangement and will be subject to receipt of all necessary regulatory, court, and shareholder approvals, including disinterested shareholder approval by the Kria shareholders, to be determined at shareholders’ meetings to be held on March 20, 2011.

	(g)	Corvus Gold Inc. (“Corvus”)

During the year ended October 31, 2010, ITH transferred its non-Livengood Alaska and Nevada assets to Corvus through a plan of arrangement under the Business Corporations Act (B.C.) (“Arrangement”). Under the arrangement, each shareholder of ITH received one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement. The Company received 2,295,611 common shares of Corvus upon the completion of the Arrangement. The shares were initially recorded at $0.75 per share with a corresponding reduction in the carrying value of the ITH shares.

During the year ended October 31, 2010, the Company sold 1,414,900 common shares of Corvus for net proceeds of $1,281,474 resulting in a gain on sale of $220,298. At October 31, 2010, the Company held 880,711 common shares, or approximately 2.62% of the issued and outstanding common shares of Corvus.

During the three months ended January 31, 2011, the Company acquired 1,000,000 common shares of Corvus from the open market at a cost of $880,000.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

4.	RESOURCE RELATED INVESTMENTS (Continued)

	(g)	Corvus Gold Inc. (“Corvus”) (Continued)

At January 31, 2011, the quoted market value of Corvus common shares was $0.78 per share (October 31, 2010 -$0.99), or a total market value for the Company’s Corvus shares of $1,466,955 (October 31, 2010 - 871,904). Fair value adjustments for the period ended January 31, 2011 amounted to unrealized loss of $242,207 (October 31, 2010 – unrealized gain of $179,665) on the shares, net of tax, as other comprehensive loss.

	(h)	Totem Minerals Inc. (“Totem”)

On September 10, 2010, the Company participated in a private placement in Totem and subscribed for 3,782,000 Subscription Receipts of Totem at an aggregate cost of $1,891,000. The Subscription Receipts were not exercised until the acquisition by Totem of all of the issued shares of Abzu Resources Ltd on December 21, 2010. Upon completion of the Abzu acquisition, Totem changed its name to “Abzu Gold Inc.”(note 4(i), the Company received 3,782,000 common shares and warrants to purchase an additional 3,782,000 common shares. This investment was valued at cost at October 31, 2010.

	(i)	Abzu Gold Inc. (“Abzu Gold”)

During the period ended January 31, 2011, the Company acquired an aggregate of 8,934,007common shares of Abzu Gold Ltd. (“Abzu Gold”), of which included 3,782,000 shares of Abzu Gold were issued upon exercise of 3,782,000 previously purchased Totem subscription receipts (note 4(h)), 352,006 shares from debt settlement at a cost of $105,602, 300,000 shares from open market at a cost of $ 317,495 and the balance were received upon the purchase by Abzu Gold of the Company’s 9,000,002 shares of Abzu. On December 21, 2010, Totem acquired Abzu and changed its name to “Abzu Gold Inc.” with Abzu being maintained as a subsidiary. Accordingly, Abzu Gold now owns all of the issued shares of Abzu.

At January 31, 2011, the quoted market value of Abzu Gold common shares was $0.80 per share, or a total market value for the Company’s shares of $7,147,206. Fair value adjustment at the period ended January 31, 2011, amounted to an unrealized gain, net of tax, of $3,766,531.

On December 21, 2010, the Company received 3,782,000 Abzu warrants from previously purchased Totem subscription. At January 31, 2011, the fair value of Abzu warrants was $1,361,520. Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain of $642,940.

	(j)	Ethos Capital Corp. (“Ethos”)

During the year ended October 31, 2009, the Company received 100,000 common shares of Ethos valued at $17,000 pursuant to a property option agreement (note 6(a)(iv)).

During the period ended January 31, 2011, the Company received another 150,000 common shares of Ehtos valued at $147,000 pursuant to the same property option agreement above mentioned. This investment is classified as held-for-trading.

At January 31, 2011, the quoted market value of Ethos common shares was $250,000 (October 31, 2010 - $80,000). Fair value adjustments for the period ended January 31, 2011 amounted to an unrealized gain, of $23,000 (October 31, 2010 - $52,000).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

5.	EQUITY INVESTMENTS

		October 31, 2010
	January 31, 2011	(audited)
Abzu Resources Ltd.	$-	$1,131,253
Coalhunter Mining Corporation (ownership interest – 45.50%)	7,815,583	4,105,287
	$7,815,583	$5,236,540

(a)	Abzu Resources Ltd. (“Abzu”)

During the year ended October 31, 2010, the Company acquired 9,000,002 shares of Abzu at a gross cost of $1,350,000. The Company’s proportionate share of the net book value of Abzu’s assets at the acquisition date totaled $1,220,272. The difference between investment cost and the Company’s share of net assets is attributed to resource properties. The Company accounts for its investment in Abzu using the equity method and recorded the investment at a gross cost of $1,350,000. For the year ended October 31, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $218,748 based upon Abzu’s financial statements as of October 31, 2010. As at October 31, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu.

On December 21, 2010, Totem acquired Abzu and changed its name to “Abzu Gold Inc.”. Between November 1, 2010 and December 20, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $10,775 based upon Abzu’s financial statements as of December 31, 2010.

Upon acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method (note 4(i)).

(b)	Coalhunter Mining Corporation (“Coalhunter”)

During the year ended October 31, 2010, the Company acquired 14,200,000 shares of Coalhunter at a gross cost of $4,370,000. The Company’s proportionate share of the net book value of Coalhunter’s assets (liabilities) at the acquisition dates totaled $(60,669). The difference between investment cost and the Company’s share of net assets is attributed to resource properties resource properties. The Company accounts for its investment in Coalhunter using the equity method and recoded the investment at a gross cost of $4,370,000. For the year ended October 31, 2010, the Company’s share of Coalhunter’s results of operations amounted to a loss of $264,713 based upon Coalhunter’s financial statements as of October 31, 2010. As at October 31, 2010, the Company held approximately 42% of the outstanding common shares of Coalhunter.

During the period ended January 31, 2011, the Company participated in a private placement in Coalhunter and acquired 5,600,000 special warrants of Coalhunter (“Special Warrants”) at a cost of $2,800,000 on December 16, 2010. Each Special Warrant is exercisable to acquire one common share of Coalhunter, and will be automatically exercised upon the third business day after the issuance of a receipt for a prospectus of Coalhunter qualifying the issuance of the common shares upon the exercise of the Special Warrants. If such receipt has not been issued by June 27, 2011, each Special Warrant will thereafter be exercisable to acquire 1.1 common shares, and if such receipt has not been issued by September 27, 2011, each Special Warrant will thereafter be exercisable to acquire 1.11 common shares.

Pursuant to its “top-up” right, on December 21, 2010, the Company acquired by private placement an additional 3,608,143 common shares of Coalhunter at a cost of $0.30 per share, for an additional investment of $1,082,443.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

5.	EQUITY INVESTMENTS (Continued)

	(b)	Coalhunter Mining Corporation (Continued)

For the three months ended January 31, 2011, the Company’s share of Coalhunter’s results of operations amounted to a loss of $172,147 based upon Coalhunter’s financial statements as of January 31, 2011. As of January 31, 2011, the Company held approximately 45.5% (October 31, 2010 - 42%) of the outstanding common shares of Coalhunter. Subsequent to January 31, 2011, the Company entered into a letter of intent (the "LOI") whereby Cardero will acquire all of the outstanding securities of Coalhunter not held by Cardero (note 13 (a)).

	(c)	IMM Gold Ltd. (“IMMG”)

Pursuant to a Memorandum of Understanding dated August 8, 2008 (but effective as and from April 25, 2008) between the Company and International Minerals and Mines Ltd. (“IMM”), a private Gibraltar company, the Company has the right to acquire up to a 30% interest in IMMG, a subsidiary of IMM, which is presently engaged in reconnaissance exploration programs in the Caucasian Region. The Company is the manager of the exploration programs, but no properties have yet been acquired by IMMG. A director of Cardero is a director and significant shareholder of a private company, which is the major shareholder (67%) of IMM (note 8).

The Company acquired a 15% interest in IMMG by issuing to IMM 500,000 common shares upon acceptance for filing of the transaction by the Toronto Stock Exchange (“TSX”) and the NYSE Alternext (formerly the American Stock Exchange) (“NYSE-A”) The shares were issued on November 24, 2008 valued at $795,000, and the Company received 123,530 ordinary shares of IMMG, representing a 15% interest. The Company may also be required to issue up to an additional 250,000 common shares as consideration for the initial 15% interest in IMMG if, on November 24, 2009, the volume weighted average trading price for the Company’s common shares on the TSX for the five trading days immediately prior to such date (“Final VWAP”) is less than $1.83. In such case, the Company is then required to issue to IMM such number of additional common shares of the Company (up to a maximum of 250,000 additional shares) as is equal to the difference between the $1.83 and the Final VWAP, multiplied by 500,000 and divided by the Final VWAP.

The Company has the option to acquire an additional 15% of IMMG by issuing an additional 1,000,000 shares to IMM on or before December 31, 2009.

For the year ended October 31, 2009, the Company’s share of IMMG’s results of operations amounted to a loss of $199,677 (2008 - $Nil) based upon IMMG’s audited financial statements for the year then ended. After consideration of current market conditions and IMMG’s operating loss, the Company recorded an impairment charge of $595,323 to reduce the carrying value of the investment to $Nil.

The Company has determined that it has an obligation to issue an additional 214,843 common shares to IMM pursuant to the acquisition of its 15% investment in IMMG, the final issuance of which is currently the subject of on-going negotiations with IMM. The Company determined not to acquire an additional 15% interest in IMMG and did not, therefore, issue the additional 1,000,000 common shares on or before December 31, 2009.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES

The Company’s capitalized acquisition and exploration expenditures on its resource properties are as follows:

	Mexico			Argentina	Peru	U.S.A.	Africa	Total
	Baja	Other	Total		Iron Sands/ Marcona	Longnose/ TiTac	Ghana Sheinie Iron Ore
Balance, October 31, 2009	$ 7,336,527	$ 231,978	$ 7,568,505	$ 894,114	$ 8,727,626	$ 309,347	$ -	$ 17,499,592
Acquisition costs	302,911	10,966	313,877	4,887	649,772	70,714	-	1,039,250
Deferred exploration costs: Camp Drilling and analysis Personnel and geology	111,473 654,228 92,944	12,075 - 6,108	123,548 654,228 99,052	298,536 784,761 489,337	658,584 27,097 191,016	318,650 1,614,088 336,178	- - 220,916	1,399,318 3,080,174 1,336,499
Total exploration costs	858,645	18,183	876,828	1,572,634	876,697	2,268,916	220,916	5,815,991
Total expenditures for the year	1,161,556	29,149	1,190,705	1,577,521	1,526,469	2,339,630	220,916	6,855,241
Total before write-offs	8,498,083	261,127	8,759,210	2,471,635	10,254,095	2,648,977	220,916	24,354,833
Write-offs – Acquisition costs Write-offs – Exploration costs	(3,567,578) (4,930,505)	- -	(3,567,578) (4,930,505)	- -	- -	- -	- -	(3,567,578) (4,930,505)
Total write-offs	(8,498,083)	-	(8,498,083)	-	-	-	-	(8,498,083)
Balance, October 31, 2010	-	261,127	261,127	2,471,635	10,254,095	2,648,977	220,916	15,856,750
Acquisition costs	-	1,059	1,059	-	818,713	-	-	819,772
Deferred exploration costs: Camp Drilling and analysis Personnel and geology	- - -	- - -	- - -	44,009 99,126 61,402	312,445 50,528 2,699	116,877 138,945 53,996	1,095,408 45,797 56,957	1,568,739 334,396 175,054
Total exploration costs	-	-	-	204,537	365,672	309,818	1,198,162	2,078,189
Total expenditures for the period	-	1,059	1,059	204,537	1,184,385	309,818	1,198,162	2,897,961
Costs recovered – Exploration		(222,000)	(222,000)	-	-	(75,383)	-	(297,383)
Total	-	(220,941)	(220,941)	204,537	1,184,385	234,435	1,198,162	2,600,578
Balance, January 31, 2011	$ -	$ 40,186	$ 40,186	$ 2,676,172	$ 11,438,480	$ 2,883,412	1,419,078	$ 18,457,328
Represented by: Acquisition costs Exploration costs	$ - -	$ 64,518 (24,332)	$ 64,518 (24,332)	$ 186,412 2,489,760	$ 3,505,493 7,932,987	$ 243,036 2,640,377	$ - 1,419,078	$ 3,999,459 14,457,869
Balance, January 31, 2011	$ -	$ 40,186	$ 40,186	$ 2,676,172	$ 11,438,480	$ 2,883,413	$ 1,419,078	$ 18,457,328

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(a)	Mexico

The properties in Mexico consist of the following:

		i.	Baja IOCG Project, Baja California State, Mexico

Pursuant to an agreement dated December 1, 2002 (as amended by agreements dated November 26, 2003 and June 30, 2005) between the Company and Anglo (the “Anglo Agreement”), Anglo agreed to manage and fund exploration expenditures for the identification and acquisition of not less than one mineral concession within an area of interest measuring approximately 50,050 square kilometres in size. Anglo could earn a 70% interest in the mineral concession(s) so acquired, as well as in certain previously acquired mineral concessions held by the Company, and a 70% interest in a new Mexican company to be formed to hold such concessions, by incurring aggregate exploration expenditures of not less than USD 3,700,000, as follows:

USD 200,000 on or before December 1, 2003 (incurred);
USD 800,000 on or before December 1, 2004 (incurred);
USD 1,200,000 on or before December 1, 2005 (incurred); and
USD 3,700,000 on or before December 1, 2006 (see below).

Upon Anglo incurring an aggregate USD 3,700,000 of exploration expenditures, a joint venture would be formed, with each party required to contribute its pro rata share of all future exploration expenditures. A non-participating party can be diluted to a minimum 10% working interest, below which percentage its interest would be automatically converted to a 5% net profit interest.

Pursuant to an amending agreement dated June 30, 2005 between the Company and Anglo, the Company assumed operation of the project. Under the terms of the amending agreement, the Company was required to incur exploration expenditures of not less than USD 500,000 within a 12-month period and, upon doing so, earned an additional 10% interest, thereby increasing its retained interest in the project to 40% upon the exercise by Anglo of its option. Upon having incurred the required USD 500,000 in exploration expenditures, the Company could either elect to terminate its expenditure period by delivering a resumption notice to Anglo, or to elect to remain as operator and continue to incur exploration expenditures. If the Company elected to continue incurring exploration expenditures following the USD 500,000 having been incurred, it would earn an additional 0.1% interest for each additional USD 10,000 of exploration expenditures incurred. If the Company elected to continue incurring exploration expenditures, at such time as it has incurred an aggregate of USD 1,400,000 (and has thereby increased its retained interest to 49% upon the exercise by Anglo of its option), it was required to deliver an election request notice to Anglo. Upon receipt by Anglo of a resumption notice or an election request notice, Anglo was required (unless it otherwise so elected) to immediately resume incurring aggregate exploration expenditures of USD 3,700,000 in order to earn its interest in the project (which will range from 60% to 51%, depending upon the amount of exploration expenditures incurred by the Company prior to the delivery of a resumption notice) with the original exploration expenditure dates extended to take into account the time the Company acted as operator. If the Company delivered a resumption notice, or if the Company delivered an election request notice and Anglo elected to continue incurring exploration expenditures, and thereafter Anglo fails to maintain its option in good standing, the Company could terminate the agreement. If the Company delivered an election request notice and Anglo did not elect to resume incurring exploration expenditures, the agreement would be automatically terminated. In either case, in the event of termination, the Company would retain its 100% interest in the project, with Anglo having no residual interest therein.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(a)	Mexico (Continued)

		i.	Baja IOCG Project, Baja California State, Mexico (Continued)

Effective May 30, 2006, Anglo elected to terminate the Anglo Agreement and thereby forfeited any interest in, or rights to earn any interest in, the mineral concessions that were the subject of that agreement. Accordingly, the Company is now the owner of a 100% interest in the concessions comprising the Baja IOCG Project.

On May 20, 2004, Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources). The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera regarding the acquisition of mineral concessions. The Company filed a Statement of Defence, in which it denied any liability, as well as a counterclaim (the “Counterclaim”) against the Plaintiffs. Pursuant to an agreement dated October 17, 2007 (“Settlement Agreement”) among the Plaintiffs, the Company and all other parties to the various actions, all actions (including the Action and the Counterclaim) have been settled. As its part of the settlement, the Company has agreed to issue an aggregate of 500,000 shares to WTR and to grant to WTR a 1.5% net smelter return (“NSR”) royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for $2,000,000. Fulfillment by the Company of its obligations under the Settlement Agreement was subject to the acceptance for filing thereof by the TSX (received on November 20, 2007) and the NYSE-A (formerly, the American Stock Exchange) (received on November 13, 2007). Effective May 23, 2008, the transaction closed and the 500,000 shares were released to WTR.

During the year ended October 31, 2010, the Company wrote-off its remaining investment in the property in the amount of $8,498,084.

		ii.	Corrales Property, Chihuahua State, Mexico

The Corrales property consists of one exploitation concession (100 hectares) located in the Municipality of Lopez, Chihuahua State, plus an additional 8,400-hectare exploration concession held 100% by the Company.

Pursuant to an agreement dated October 23, 2007 between the Company and three Mexican individuals, the Company has been granted a five-year lease of the exploitation concession, with the right to purchase a 100% interest by making aggregate payments of USD 657,000 over five years to October 23, 2012, as follows:

- USD 24,000 on execution (paid);
- USD 18,000 on or before January 23, 2008 (paid);

-    USD 15,000 on or before October 23, 2008 (paid);
-    USD 60,000 on or before October 23, 2009 (note 6(a)(iv));
-    USD 90,000 on or before October 23, 2010; - USD 100,000 on or before October 23, 2011; and
-    USD 350,000 on or before October 23, 2012.

The Company has granted to a public company the option to acquire up to a 70% interest in the Corrales property (see note 6(a)(iv)).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(a)	Mexico (Continued)

		iii.	Santa Teresa Property, Coahuila State

The Santa Teresa property consists of 8,715 hectares of exploration concessions held 100% by the Company.

The Company has granted to a public company the option to acquire up to a 70% interest in the Santa Teresa property (note 6(a)(iv)).

		iv.	Ethos Capital Corp. Option/Joint Venture, Mexico

The Company signed a letter of intent (“LOI”) dated June 12, 2008, as amended October 9, 2008 and May 29, 2009, with Ethos Capital Corp., a company listed on the TSX Venture Exchange (“TSXV”), pursuant to which Ethos has been granted an option to earn an interest in the Company’s Corrales and Santa Teresa silver-lead-zinc projects in Mexico (notes 6(a)(ii) and (iii).

Pursuant to the LOI, Ethos has an exclusive option to earn an undivided 70% interest in the Corrales and Santa Teresa properties by:

			(a)	paying to the Company the sum of $500,000 (subsequently amended to $300,000), as follows :

				(i)	$100,000 by July 17, 2009 (the “Acceptance Date”), which is five days after the LOI is accepted for filing by the TSXV (received August 18, 2009);
				(ii)	an additional $150,000 (subsequently amended to $75,000) by the day, which is one year after the Acceptance Date (received on December 10, 2010);
				(iii)	an additional $250,000 (subsequently amended to $125,000) by the day, which is two years after the Acceptance Date;

			(b)	delivering to the Company 1,434,000 (subsequently amended to 1,100,300) Ethos common shares, as follows:

				(i)	100,000 shares with a fair value of $17,000 on the Acceptance Date (received);
				(ii)	266,800 (subsequently amended to 150,000) shares by the day, which is one year after the Acceptance Date (received on December 10, 2010);
				(iii)	an additional 466,900 (subsequently amended to 250,000) shares by the day, which is two years after the Acceptance Date; and
				(iv)	an additional 600,300 shares by the day, which is three years after the Acceptance Date; and

			(c)	maintaining the properties (including making all required payments pursuant to the underlying option agreements) in good standing during the option period.

Following the exercise of the option by Ethos, the Mexican subsidiaries of Ethos and the Company will enter into a joint venture, with each party being responsible for its ongoing share of further expenditures. If the interest of a participant is diluted to 10% or less, the interest of that participant will be converted to a 10% net profits interest royalty.

During the year ended October 31, 2009, the Company received $255,143 from Ethos, comprised of $138,143 of expenditure reimbursement and $117,000 of option payments.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(b)	Argentina

		i.	Chingolo Silver Project, Jujuy Province, Argentina, consisting of the following concessions:

Cavok Property, Jujuy Province, Argentina

Pursuant to an agreement dated May 22, 2002 between the Company and a private Argentinean company, the Company has the right to acquire a 100% interest in three mineral concessions in Jujuy Province, Argentina, by making a payment of USD 10,000 on or before October 18, 2002 (paid) and issuing an aggregate of 250,000 common shares, as follows:

50,000 common shares on or before October 18, 2002 (issued);
100,000 common shares on or before October 18, 2003 (issued); and
100,000 common shares on or before October 18, 2006 (issued).

Two of these concessions form part of the Olaroz Silver Project and, during the fiscal year ended October 31, 2004, these two concessions were written down by $4,381,701 to a nominal value of $1. The third concession forms part of the Chingolo Silver Project. During the year ended October 31, 2009, the Company relinquished or abandoned, or commenced the process of relinquishing or abandoning, all properties relating to its investment in the Chingolo Project, resulting in a charge to operations of $679,055.

		ii.	Huachi Property, Argentina

Pursuant to an agreement dated June 13, 2005 between the Company and a private Argentinean company, the Company can acquire a 100% interest in 30 mining concessions referred to as the Huachi Property in the Province of San Juan, Argentina. In order to maintain the option in good standing and to be permitted to carry out exploration activities prior to such exercise, the Company is required to make payments and incur exploration expenditures as follows:

Payments of USD 5,500,000, as follows:

USD 70,000 on June 13, 2005 (paid);
USD 70,000 on or before April 13, 2006 (paid);
USD 200,000 on or before June 13, 2007 (paid);
USD 600,000 on or before April 13, 2008 (renegotiated to USD 110,000, which was paid);
USD 1,000,000 on or before June 13, 2009 (see below); and
USD 3,560,000 on or before June 13, 2010.

Exploration expenditures of USD 2,000,000, as follows:

USD 750,000 on or before December 13, 2007 (incurred); and
USD 1,250,000 on or before June 13, 2010 (see below).

Pursuant to an agreement dated November 30, 2006 between the Company and an Argentinean individual, the Company can acquire a 50% interest in one mining concession (mina) adjacent to the 30 Huachi concessions noted above. In order to maintain the option in good standing, to be permitted to carry out exploration activities prior to such exercise, and to exercise the option, the Company is required to make aggregate payments of USD 965,000 to the vendor, as follows:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

(b)	Argentina (Continued)

		-	USD 5,000 on signing (paid);
		-	USD 10,000 on November 30, 2007 ( paid);
		-	USD 50,000 on November 30, 2008 (see below);
		-	USD 150,000 on November 30, 2009;
		-	USD 250,000 on November 30, 2010; and
		-	USD 500,000 on November 30, 2011.

The Company has relinquished or abandoned, or is in the process of relinquishing or abandoning, all properties relating to its investment in the Huachi Project, resulting in a charge to operations of $1,917,437 during the year ended October 31, 2009.

	iii.	Other Argentinean Properties

(a)	Organullo Property, Salta Province, Argentina

Pursuant to an agreement dated October 1, 2004 between the Company and an Argentinean individual, the Company purchased a 100% interest in eight minas in Salta Province, Argentina, in consideration of the issuance of 70,000 common shares. These common shares were issued during the year ended October 31, 2005.

(b)	Los Manantiales Property (formerly “Mina Angela”), Chubut Province, Argentina

Pursuant to an agreement dated April 25, 2004 between the Company and a private Argentinean company, the Company can acquire a 100% interest in 44 mineral concessions in Chubut Province, Argentina, subject to a 1% NSR to the vendor, in consideration of aggregate cash payments to the vendor of USD 400,000, as follows:

USD 50,000 on or before April 25, 2005 (paid);
USD 50,000 on or before April 25, 2006 (renegotiated, with $10,000 paid on April 25, 2006 and the balance of USD 40,000 paid in October 2006);
USD 150,000 on or before April 25, 2007 (paid); and
USD 150,000 on or before April 25, 2008 (paid).

The Company has the option to purchase the 1% NSR royalty from the vendor for the sum of USD 500,000 at any time.

Pursuant to a binding LOI dated March 12, 2007, the Company has granted to a public company the option to acquire up to a 70% interest in the property. Pursuant to the LOI, the optionee had a period of 60 days to carry out due diligence. The Company received a payment of USD 40,000 on signing of the LOI, which was refundable to the optionee if it declined to proceed. The optionee elected to proceed. The optionee may earn an initial 60% interest in the property by incurring an aggregate of USD 3,500,000 in expenditures over four years (including making all payments required pursuant to the underlying agreement). Upon the optionee having earned an initial 60% interest, the Company may elect to either participate at its 40% interest level, or request the optionee to fund the preparation of a bankable feasibility study within four years of such request and thereby earn an additional 10% interest in the joint venture. Upon such request being made by the Company, the optionee may elect to fund the bankable feasibility study. If it does so, it will earn the additional 10% interest upon completion of the bankable feasibility study. Following the formation of the joint venture and the completion of its earn-in requirements by the optionee, each participant is responsible for funding its share of joint venture expenditures. If it does not do so, its interest will be diluted. Upon the interest of a participant being diluted to less than 10%, such interest will be converted to a 2% NSR.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(b)	Argentina (Continued)

		ii.	Other Argentinean Properties (Continued)

(b) Los Manantiales Property (formerly “Mina Angela”), Chubut Province, Argentina (Continued)

In June 2007, the optionee elected to make all remaining payments required under the underlying agreement, and thereby permit the Company to exercise the option and acquire the property (subject to the 1% NSR royalty). The property has been transferred to the Company. On December 3, 2008, the optionee terminated the option and returned all interest in the property to the Company.

(c) Pirquitas Property, Jujuy Province, Argentina

The Pirquitas Property consists of one cateo (approximately 4,382 hectares) near the town of Minas Pirquitas. The property was acquired by the Company through staking and application therefor.

The Company has entered into an agreement dated July 9, 2009 with a private Australian company, whereby the optionee may earn a 55% interest in the Pirquitas Property by incurring exploration expenditures of USD 1,000,000 over four years, of which USD 50,000 must be incurred in the first year (in progress). The effective date of the agreement is July 14, 2009. Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.

	(c)	Peru

		i.	Marcona Project, Lucanas, Nazca and Caraveli Provinces, Peru (Carbonera and Daniella Properties)

Pursuant to option agreements dated October 1, 2003 and October 23, 2003 between the Company and a private Peruvian company, the Company acquired mineral concessions covering approximately 30,000 hectares in Lucanas, Nazca and Caraveli Provinces, Peru. Approximately 10,500 hectares of these concessions are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”). The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR to Rio Tinto, by incurring USD 450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto USD 500,000 (of which USD 50,000 has been paid) on or before January 27, 2008. The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto pursuant to the underlying agreement, paying the vendor an aggregate of USD 120,000 (paid) and issuing an aggregate of 650,000 common shares to the vendor, as follows:

- 150,000 common shares on TSXV acceptance (issued); - 100,000 common shares on or before May 28, 2004 (issued);
- 200,000 common shares on or before November 28, 2004 (issued); and - 200,000 common shares on or before November 28, 2005 (issued).

The Company determined not to exercise the option from Rio Tinto, and terminated the underlying agreement with Rio Tinto. In addition, the Company abandoned all but five of the concessions (3,200 hectares) held by Minera Koripampa del Peru S.A. (“Koripampa”), (which retained concessions form part of the Company’s Iron Sands project (see note 6(c)(iii)).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(c)	Peru (continued)

		ii.	Pampa de Pongo Property, Caraveli Province, Peru

Pursuant to an option agreement dated February 2, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in mineral concessions covering approximately 7,970 hectares in Caraveli Province, Peru. The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from Rio Tinto in consideration of the payment to Rio Tinto of aggregate payments of USD 500,000 over four years as follows:

USD 50,000 on or before January 27, 2005 (paid);
USD 50,000 on or before January 27, 2006 (paid);
USD 100,000 on or before January 27, 2007 (paid); and
USD 300,000 on or before January 27, 2008 (paid).

The Company can earn a 100% interest in the property by assuming all of the obligations of the private company pursuant to the underlying agreement with Rio Tinto, and making the following payments and share issuances:

Payments aggregating USD 130,900 as follows:

USD 65,900 on or before March 12, 2004 (for back taxes on the property) (paid); and
USD 65,000 on or before March 12, 2004 (paid).

Issuance of an aggregate of 70,000 common shares, as follows:

35,000 shares on or before March 12, 2004 (issued); and
35,000 shares on or before September 12, 2004 (issued).

In January 2008, the Company gave notice to Rio Tinto that it was exercising the option, and made the final USD 300,000 payment as required to do so. Rio Tinto transferred title to the concessions to a Peruvian subsidiary of the Company in November 2008, subject to their continuing right of first refusal concerning any disposition of these concessions by the Company.

In the summer of 2008, the Company made applications for ten additional concessions surrounding the Rio Tinto concessions (19,900 hectares), all of which form part of the Pampa de Pongo property.

On October 24, 2008, the Company entered into an agreement with Nanjinzhao Group Co., Ltd., (“Nanjinzhao”), a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby the Company agreed to sell the Pampa de Pongo property to Nanjinzhao for USD 200 million (subject to Rio Tinto declining to exercise its right of first refusal in respect thereof). The agreement requires an initial deposit of USD 10 million, payable on or before March 17, 2009, with a final payment of USD 190 million due on or before September 17, 2009. During the initial three-month period, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction. The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the USD 10 million deposit has been received. The agreement permits Cardero to decline to proceed with the transaction at any time prior to the receipt of the USD 190 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, Cardero is required to return the deposit and pay Nanjinzhao an additional USD 20 million as a break-up fee. Upon repayment of the deposit (and break-up fee, if required), the Pampa de Pongo property will be retransferred to the Company. The Company will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing Cardero to Nanjinzhao

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(c)	Peru (continued)

		ii.	Pampa de Pongo Property, Caraveli Province, Peru (Continued)

and providing ongoing advice in the negotiations. On December 17, 2008, the Company received notification from Rio Tinto that it was declining to exercise its right of first refusal with respect to the October 24, 2008 transaction between the Company and Nanjinzhao.

The Company, Cardero Iron Peru and Zibo Hongda Mining Co., Ltd. (“Hongda”), a subsidiary of Nanjinzhao, agreed to amend the provisions of the October 24, 2008 sale agreement among the Company, Cardero Iron Peru and Nanjinzhao (the interest of Nanjinzhao in which was assigned to Hongda on April 3, 2009) for the purchase by Hongda of the Pampa de Pongo Iron Deposit in Peru.

Hongda had requested a purchase price reduction due to difficult global economic conditions that have significantly adversely impacted iron ore prices. Following negotiations, Cardero and Cardero Iron Peru agreed to revise the final sale price to USD 100 million (of which USD 2 million had already been paid).

Accordingly, on May 21, 2009 Hongda paid the required USD 10 million deposit to Cardero Iron Peru, which is non-refundable unless either (i) Cardero terminates the agreement or (ii) Rio Tinto exercises its right of first offer. Due to the new lower purchase price, pursuant to its right of first offer Rio Tinto had another 45-day period (expired on July 9, 2009) to match the revised terms. The Rio Tinto right of first offer expired unexercised, and therefore the USD 10 million deposit from Hongda is non-refundable unless Cardero chooses to terminate the purchase agreement.

The balance of the purchase price of USD 88 million was split into three payments and paid as follows:

USD 18 million, received on December 17, 2009;
USD 40 million, received on December 17, 2009; and
USD 30 million, to be received on December 31, 2009 (received January 11, 2010).

As of October 31, 2009, the payments received to date of $13,898,800 (USD 12 million) were recognized in other income, net of related property costs of $4,889,658 and transaction costs of $411,487, for a gain of $8,597,655 before applicable income taxes.

During the year ended October 31, 2010, payments received of $93,607,400 (USD 88 million) have been recognized in other income, net of related property costs of $645,276 and transaction costs of $5,234,967, for a gain of $87,727,157 before applicable income taxes.

		iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru

The Company’s Iron Sands Project consists of approximately 32,000 hectares of unconsolidated and semi-consolidated mineral bearing sands, the rights to which are encompassed by certain of the mineral claims comprising the Carbonera and Daniella properties (note 6(c)(i)), and an additional 39 mineral claims acquired by staking at a cost of USD 77,000, in the Departments of Arequipa, (Caraveli Province) and Ica (Nazca Province), Peru. As a result of work to date, some of the foregoing concessions have been dropped, and the property now consists of 16 concessions (12,100 hectares in four areas) owned 100% by the Company and five concessions (3,600 hectares in two areas) held under option as described below.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(c)	Peru (continued)

		iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru (continued)

The Company has assumed, from a private Peruvian company, all rights and obligations under an agreement dated December 16, 2005 between a private Peruvian company and Minera Ataspacas S.A. (“Minera Ataspacas”), an arm’s length private Peruvian company, whereby the private Peruvian company has the option to acquire, from Minera Ataspacas, an initial 70% interest in five mineral sand concessions (3,600 hectares total) surrounded by certain of the Company’s mineral tenures noted above. In order to exercise the option, the Company is required to pay a total of USD 6,830,000 over five years to December 15, 2010 (with an initial payment of USD 20,000 on or before December 16, 2005 (paid)) and incur exploration expenditures of not less than USD 250,000 over the same period, as follows and as amended (see below):

-      USD 80,000 on or before December 16, 2006 (paid);
-      USD 100,000 on or before December 16, 2007 (paid);
-      USD 150,000 on or before December 16, 2008 (paid);
-      USD 500,000 on or before December 16, 2009 (paid); and
-      USD 6,000,000 on or before December 16, 2011 (note 13(b));

-      USD 50,000 on or before December 16, 2007 (incurred);
-      USD 50,000 on or before December 16, 2008 (incurred);
-      USD 50,000 on or before December 16, 2009 (incurred);
-      USD 50,000 on or before December 16, 2010 (incurred); and
-      USD 50,000 on or before December 16, 2011 (incurred).

Upon the Company having acquired the 70% interest, a joint venture company will be formed with Minera Ataspacas, and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted. If either party is diluted to less than 10%, such interest will be converted to a 2% NSR royalty. If Minera Ataspacas is reduced to the 2% NSR, the Company may purchase half the NSR (1%) for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

The Company entered into an agreement dated October 20, 2005 with the Peruvian subsidiary of a public B.C. company (the “Optionee”), whereby the Company has granted the Optionee the right to earn a 70% interest in the “hard rock” mineral rights (thereby excluding the unconsolidated and semi-consolidated mineral sands on such claims) accruing to certain of the mineral claims comprising the Iron Sands Project (plus additional claims acquired from Koripampa (note 6(c)(i)).

In order to exercise the option, the Optionee is required to incur an aggregate of USD 3,000,000 in expenditures over four years to November 18, 2009 and perform all of the obligations of the Company under the underlying agreements with respect to the Carbonera and Daniella properties (note 6(c)(i)), including making all payments and incurring all exploration expenditures required thereunder. Upon the Optionee having earned its 70% interest, the Optionee and the Company will incorporate a new Peruvian company to hold such rights, in which the Optionee and the Company will hold a 70% and a 30% interest therein, respectively. Each party will thereafter be required to contribute its pro rata share of future expenditures, and a party failing to contribute will have its interest in the joint venture company diluted. At such point as a party’s interest in the joint venture company is reduced to 10%, such interest will be acquired by the joint venture company in exchange for the grant to the diluted party of a 1% NSR. The Optionee terminated the agreement and returned its interest in the applicable concessions on April 16, 2007.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(d)	Peru (continued)

		iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru (continued)

In November 2009, the Company entered into agreements with Minera Ataspacas and others (as amended) regarding its option on certain of the concessions comprised in its Iron Sands Project, Peru. Pursuant to two agreements dated November 13, 2009, the original option agreement of December 16, 2005 with Minera Ataspacas was amended to provide that the Company may now acquire a 100%

interest in the shares of a new Peruvian company (into which Minera Ataspacas will transfer a 100% interest in the five concessions subject to the option in favour of the Company) by paying to the shareholders of such new company the sum of USD 500,000 upon execution (paid) and USD 6,000,000 on or before December 16, 2011.

		iv.	Amable Maria Property, Peru

The Amable Maria Property consists of 37 mining concessions (approximately 29,620 hectares) located in the Provinces of Chanchamayo and Jauja, Department of Junin, Peru, and acquired by the Company through staking and application therefor. After an unsuccessful search for a joint venture partner, the property was abandoned in July 2009, and the Company has written off the associated costs of $473,795 at October 31, 2009.

	(d)	United States of America

		i.	TiTac Property, Minnesota

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008) between the Company and an arm’s length private mineral owner, the Company has a two-year option to enter into a mining lease for an aggregate of 1,402 acres (567 hectares) of mineral rights located in Louis County, Minnesota. The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each ton of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).

The option agreement requires an initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement in order to extend the option for an additional year (option exercised). There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term. The Company exercised the option to enter into the mineral lease on July 1, 2009.

The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional five-year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties over the initial term or pays to the owner the difference between the royalties actually paid and USD 10,000,000. In like manner, the lease can be extended for up to three additional five-year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous five-year term (or pays any deficiency in cash).

On May 29, 2009, the Company, through Cardero Iron US, exercised its option to enter into a mining lease with respect to the TiTac property in Minnesota, and made the initial USD 2,500 payment required upon execution of the lease (which is dated July 1, 2009).

The Company considers this an active property, and plans a work program during the fiscal year ending October 31, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(d)	United States of America (Continued)

ii.	Longnose Property, Minnesota

Pursuant to an agreement dated November 26, 2008 between the Company and an arm’s length individual on behalf of an arm’s length B.C. company, the Company was granted the option to acquire up to an 85% interest in the interest of the optionor in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota, just north of the town of Hoyt Lakes. The Company can earn an initial 70% interest by incurring cumulative expenditures of USD 1,850,000 as follows:

USD 100,000 on or before December 8, 2009 (incurred);
USD 250,000 on or before December 8, 2010 (incurred);
USD 500,000 on or before December 8, 2011(incurred); and
USD 1,000,000 on or before December 8, 2012.

A payment of USD 50,000 (paid) to the optionor is required on or before August 15, 2009 (and each and every August 28 thereafter) to be used by the optionor to make the annual USD 50,000 advance royalty payment due to the underlying landowners. The Company can earn an additional 15% interest (85% overall) by delivering a feasibility study (no time limit for delivery). Upon the Company having earned a 70% or 85% interest, the optionor can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest). If the optionor does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and the optionor will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures. If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

During the year ended October 31, 2010, the Company issued 75,000 common shares valued at $111,500 as a finder’s fee in connection with the acquisition of its interests in the TiTac and Longnose properties in Minnesota.

(e)	Africa - Ghana

Pursuant to a joint venture/option agreement dated November 22, 2010 between the Company and Emmaland Resources Ltd (“Emmaland”), the parties entered into a joint venture for the purpose of applying jointly to the Minerals Commission of Ghana for a mining lease in respect of the Sheinie Iron Ore deposit and, if successful in obtaining such mining lease, thereafter exploring and, if warranted, developing and mining such deposit.

The participants will be deemed to have the following respective interests:

Cardero – 100% participating interest E
mmaland – 10% net profit interest

Republic of Ghana will hold a ten percent free carried equity interest in the property under the mining lease.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

6.	RESOURCE PROPERTIES (Continued)

	(e)	Africa – Ghana (continued)

The Company shall pay, or cause to be paid, directly to Emmaland, aggregate option payments in the amount of $5,550,000, of which:

$50,000 on or before September 16, 2010 (paid);
$500,000 upon the execution of the agreement (paid);
$1,000,000 on or before November 22, 2011;
$1,000,000 on or before November 22, 2012;
$1,000,000 on or before November 22, 2013;
$1,000,000 on or before November 22, 2014; and
$1,000,000 on or before November 22, 2015.

	(f)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

	(g)	Asset retirement obligations

The Company is not aware of any AROs as of January 31, 2011 and October 31, 2010.

7.	CAPITAL STOCK

	(a)	Authorized

An unlimited number of common shares without par value.

During the year ended October 31, 2010, the Company launched a normal course issuer bid to purchase up to 4,500,000 of its common shares through the facilities of the TSX. During the year ended October 31, 2010, the Company purchased 312,300 common shares for cancellation. At January 31, 2011, these common shares are still pending to return to treasury.

	(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

7.	CAPITAL STOCK (Continued)

	(b)	Share purchase warrants (continued)

	January 31, 2011		October 31, 2010
			(audited)
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Warrants outstanding, beginning of period	-	$-	4,303,100	$1.47
Exercised	-	$-	(67,125)	$1.35
Expired	-	$-	(4,235,975)	$1.48
Warrants outstanding, end of period	-	$-	-	$-

At January 31, 2011 and October 31, 2010 there were no outstanding warrants.

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant.

A summary of the status of the stock option plan as of January 31, 2011 and October 31, 2010 and changes during the periods ended on those dates is presented below:

			October 31, 2010
	January 31, 2011		(audited)
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of period	5,310,000	$1.23	5,500,000	$1.77
Expired and cancelled	-	$-	(3,700,000)	$(2.01)
Exercised	(575,000)	$1.16	-	$-
Granted	1,000,000	$1.83	3,510,000	$1.21
Options outstanding, end of period	5,735,000	$1.34	5,310,000	$1.23

The weighted average remaining contractual life of options outstanding at January 31, 2011 was 1.3 years (October 31, 2010 – 1.3 year).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

7.	CAPITAL STOCK (Continued)

	(c)	Stock options (continued)

Stock options outstanding are as follows:

	January 31, 2011			October 31, 2010
				(audited)
			Exercisable			Exercisable
	Exercise	Number of	at Period-	Exercise	Number of	at Year-
Expiry Date	Price	Options	End	Price	Options	End
December 9, 2010	$1.16	-	-	$1.16	575,000	575,000
April 9, 2011	$1.39	225,000	225,000	$1.39	225,000	225,000
September 11, 2011	$1.30	1,000,000	1,000,000	$1.30	1,000,000	1,000,000
December 1, 2011	$1.31	360,000	360,000	$1.31	360,000	360,000
February 2, 2012	$1.41	500,000	500,000	$1.41	500,000	500,000
July 27, 2012	$1.16	1,525,000	1,525,000	$1.16	1,525,000	1,525,000
August 11, 2012	$1.16	1,125,000	1,125,000	$1.16	1,125,000	1,125,000
January 28, 2013	$1.83	1,000,000	1,000,000		-	-
		5,735,000	5,735,000		5,310,000	5,310,000

At January 31, 2011, the aggregate intrinsic value of outstanding and exercisable stock options is $2,564,950 (October 31, 2010 - $258,000).

The Company uses the fair value method for determining stock-based compensation for all options granted during the fiscal years. The fair value was determined using the Black-Scholes option pricing model based on the following assumptions:

	Period ended	Year ended	Year ended
	January 31, 2011	October 31, 2010	October 31, 2009
		(audited)	(audited)
Expected life (years)	2.0	2.0	2.0
Interest rate	1.84%	1.43%	1.32%
Volatility (average)	59.03%	72.33%	102.04%
Dividend yield	0.00%	0.00%	0.00%

Stock-based compensation charges for the three months ended January 31, 2011 totalled $605,383 (January 31, 2010 - $261,879), of which $348,095 (January 31, 2010 - $207,321) was allocated to salary expenses, $15,135 (January 31, 2010 - $54,558) was allocated to consulting expense, and $242,153 (January 31, 2010 - $Nil) was allocated to investor relations expense. The weighted average fair value of options granted during the period was $0.61 (October 31, 2010 - $0.48) .

8.	RELATED PARTY TRANSACTIONS

	(a)	Due to related parties

During the periods ended January 31, 2011and 2010, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	January 31, 2011	January 31, 2010
Consulting fees	$34,658	$22,500
Professional fees	$20,625	$22,294

At January 31, 2011, there was $7,700 (October 31, 2010 - $7,700) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

8.	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Due from related parties

Amounts due from related parties are comprised as follows:

	January 31, 2011	October 31, 2010
		(audited)
Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$85,313	$78,227
Wealth	358,996	305,871
Dorato	160,681	143,193
Indico	18,766	468,819
Abzu	170,931	208,345
IMM	18,805	18,820
ITH	41,700	11,185
Balmoral	20,661	4,207
Directors, employees and other	45,431	122,883
	$921,284	$1,361,550

The Company recovered $199,362 during the period ended January 31, 2011 (January 31, 2010 - $221,764) in rent and administration costs from Wealth, ITH, Dorato, Indico, Trevali, Balmoral Resources Inc., Abzu and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(c)	Loan receivable

The Company entered into a loan agreement with Kria whereby the Company advanced Kria USD 8,000,000 (the “Loan”) to fund the USD 8,000,000 property payment due by Kria to Xstrata Canada Corporation (“Xstrata”) on or before January 16, 2011 under the terms of the revised Halfmile and Stratmat property purchase agreement dated July 15, 2009, between Kria and Xstrata. The Loan bears interest at 10% per annum, calculated monthly, not in advance and shall be repayable on or before January 14, 2012. As security for the Loan, Kria has granted in favour of the Company a first charge, mortgage and security interest over all its assets and undertakings. In connection with the Loan, Kria has agreed to issue to the Company 6,400,000 common share purchase warrants of Kria (the “Bonus Warrants”). Each Bonus Warrant will entitle the holder to acquire a common share of Kria at an exercise price of $0.25 until January 14, 2012. As the Company currently holds approximately 19.9% of the issued and outstanding common shares of Kria, the issuance of the Bonus Warrants and any potential exercise of the Bonus Warrants for common shares of Kria will remain subject to receipt of disinterested shareholder approval by the Kria shareholders. Upon receipt of disinterested shareholder approval and the issuance of the Bonus Warrants, the interest rate of the Loan will retroactively be reduced to 8% to be calculated monthly, and not in advance. (Also see Note 4(f) concerning Trevali planned acquisition of Kria)

(d)	Related parties

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company that is the major shareholder (67%) of IMM. The Company has a 15% interest in IMMG, a subsidiary of IMM, and has the option to acquire an additional 15% interest by issuing 1,000,000 common shares prior to December 31, 2009 (note 5). This transaction was approved by the Company’s audit committee and Board of

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

8.	RELATED PARTY TRANSACTIONS (Continued)

(d) Related parties (continued)

Directors (other than Mr. Fitch, who abstained from voting in each case). The Company considered the collectability of advances totalling $468,099 to IMMG to be doubtful and, accordingly, wrote them off during the year ended October 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties (note 6(c)(i)), the Pampa de Pongo Property (note 6(c)(ii)), the Katanga Property and the Corongo Property.

The presidents of MMC and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

9.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in five geographical segments, Canada, Peru, Mexico, Argentina and the United States. All current exploration activities are conducted in the affected jurisdictions outside of Canada. The significant asset categories identifiable with these geographical areas are as follows:

	January 31, 2011
	Canada/US/	Peru	Argentina	Mexico	Total
	Ghana
Resource properties	$4,302,490	$11,438,480	$2,676,172	$40,186	$18,757,328
Cash	9,440,358	24,539,910	96,474	2,647	34,079,389
Investments	95,575,941	-	-	-	95,575,941
Other	9,586,064	281,769	(49,208)	317	9,818,942
	$118,904,853	$36,260,159	$2,723,438	$43,150	$158,231,600

	October 31, 2010 (audited)
	Canada/US/	Peru	Argentina	Mexico	Total
	Ghana
Resource properties	$2,869,893	$10,254,095	$2,471,635	$261,127	$15,856,750
Cash	6,192,603	46,042,361	16,496	12,543	52,264,003
Investments	65,922,190	-	-	-	65,922,190
Other	1,027,574	930,802	47,991	155,844	2,162,211
	$76,012,260	$57,227,258	$2,536,122	$429,514	$136,205,154

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

10.	INCOME TAXES

	Three months ended	Three months ended
	January 31, 2011	January 31, 2010
Income tax expense (benefits)	$896,039	$26,370,706
Withholding taxes paid	2,127,060	-
Non-deductible items	(669,332)	(57,741)
Effect of tax rates in other jurisdictions	(30,168)	(13,682)
Effect of rate reduction	(591,297)	(169,137)
Change in valuation allowance	(2,622,080)	(542,010)
	$(889,778)	$25,588,136

The components of future income tax assets (liabilities) are as follows:

	January 31, 2011	October 31, 2010
		(audited)
Future income tax assets
Non-capital loss carry-forwards	$9,561,889	$9,584,878
Difference between undepreciated capital cost over net book value of property and equipment	61,158	56,628
Cumulative eligible capital deduction	13,678	13,678
Share issue costs	132,518	154,416
Tax value of resource properties in excess of book values	2,198,470	-
Other	318,603	297,085
Total future income tax assets	12,286,316	10,106,685
Valuation allowance	(4,678,026)	(586,039)
Net future income tax assets	$7,608,290	$9,520,646

Future income tax liabilities
Book value of investments in excess of tax values	$(7,608,290)	$(4,649,040)
Book value of resource properties in excess of tax values	-	(4,871,606)
Total future income tax liabilities	(7,608,290)	(9,520,646)

Net income tax assets (liabilities)	-	-

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions. The losses expire as follows:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

10.	INCOME TAXES (Continued)

Available to	Canada	Foreign	Total
2011	$-	$599,748	$599,748
2012	-	1,465,295	1,465,295
2013	-	894,185	894,185
2014	-	693,716	693,716
2015	-	511,021	511,021
2016	-	1,641,001	1,641,001
2017	-	356,852	356,852
2018	-	918,397	918,397
2019	-	477,096	477,096
2020	-	1,214,216	1,214,216
2021	-	194,030	194,030
2026	1,108,380	-	1,108,380
2027	3,086,818	69,804	3,156,622
2028	3,824,078	354,362	4,178,440
2029	2,184,169	230,673	2,414,842
2030	5,917,142	559,083	6,476,225
2031	23,845	126,040	149,885
Deferred expiry	-	8,317,485	8,317,485
	$16,144,432	$18,623,004	$34,767,436

11.	COMMITMENTS

The Company is committed to monthly lease payments of $11,907 for its premises at 1901 – 1177 West Hastings Street, Vancouver, under its current lease, which expired August 31, 2010. On September 8, 2008, the Company sub-leased the premises to another company for the remaining term of the lease with the landlord’s consent. The Company entered into a sub-lease dated May 14, 2008 for new office space located at 1920 – 1188 West Georgia Street, Vancouver. The new sub-lease commenced August 1, 2008 for a term of 51 months. The initial lease payments are $14,654 per month for basic rent and $9,623 per month for estimated operating costs, commencing in September 2008.

The Company entered into a lease dated November 18, 2010 for office space located on the 23rd floor of 1177 West Hastings Street for a term commencing on April 1, 2011 for a period of ten years to March 31, 2021 (subject to renewal for an additional five years). The rent for the first year is $312,579, plus operating costs.

Other commitments are disclosed elsewhere in these consolidated financial statements as appropriate.

12.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended January 31, 2011. The Company is not subject to externally imposed capital requirements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

12.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (Continued)

The Company classified its cash and cash equivalents as held-for-trading; amounts receivable as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 4. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$34,079,389	$-	$-	$34,079,389
Resource related investments	80,944,520	-	-	80,944,520
Resource related investments	-	6,815,838	-	6,815,838
	$115,023,909	$6,815,838	$-	$121,839,747

The Company’s exposure to risk on its financial instruments is summarized below:

(a)	Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts in Canada and Peru are held at major financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada, Peru and other countries:

	January 31, 2011	October 31, 2010
		(audited)
Bank accounts - Canada	$9,132,318	$6,035,679
Bank accounts - Peru	24,539,910	46,042,361
Bank accounts - Others	407,161	185,963
	$34,079,389	$52,264,003

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

12.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (Continued)

	(a)	Credit risk (continued)

With respect to the $921,284 (October 31, 2010 - $1,361,550) due from related parties, the credit risk has been assessed as low by management as the Company has strong working relationships with the related parties involved.

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in setting its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company maintains sufficient cash and cash equivalents at January 31, 2011 of $34,079,389 (October 31, 2010 - $52,264,003) in order to meet short-term business requirements. At January 31, 2011, the Company had accounts payable and accrued liabilities of $637,853 (October 31, 2010 - $832,087), which are due within 30 days.

	(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

		i.	Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2011 Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in Mexican, Argentinean and Peruvian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change mineral properties and foreign exchange gain or loss by $1,250,000 (October 31, 2010 - $2,332,000).

		iii.	Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $809,445, and the change on resource related investments in warrants cannot be predicted.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

13.	SUBSEQUENT EVENT

Subsequent to January 31, 2011:

	(a)	Coalhunter:

The Company has entered into a letter of intent (the "LOI") whereby the Company will acquire all of the outstanding securities of Coalhunter not held by the Company (the "Transaction"). The Company currently holds approximately 45.5% of the common shares of Coalhunter, a private British Columbia company, which holds a 75% interest in the Carbon Creek Metallurgical Coal Deposit, located in northeast British Columbia, Canada.

Pursuant to the terms of the LOI, the Company will acquire all of the outstanding securities of Coalhunter as follows:

i)

the Company will issue 0.8 of a common share of the Company for each outstanding common share of Coalhunter (other than those owned by the Company), including all Coalhunter common shares issuable on the exercise of the 14,000,000 currently outstanding special warrants, resulting in the issuance of approximately 22,470,147 of the Company shares;

ii)

the Company will acquire all of the 5,820,500 outstanding Coalhunter share purchase warrants and will issue in exchange the Company warrants to purchase 4,656,400 the Company shares at a price equal to 125% of the current exercise price, with the Company warrants expiring on the earlier of the current expiry date and two years after the completion of the Transaction; and

iii)

Coalhunter presently has 2,945,000 outstanding incentive stock options. Coalhunter incentive stock options held by individuals who will continue to be eligible to hold the Company incentive stock options will be cancelled in exchange for the issuance by the Company of incentive stock options to acquire 0.8 of the number of Coalhunter shares at 125% of the current exercise prices, with an option term of two years from the closing of the Transaction. Coalhunter options held by individuals who will not be eligible to hold the Company options will be cancelled in exchange for the payment by the Company of an amount equal to the difference between the current exercise price and $1.52. the Company presently assumes that it will issue approximately 976,000 incentive stock options and will pay approximately $2,104,500 to buy out the remainder, but the exact numbers will not be known until completion of the Transaction.

It is anticipated that the Transaction will occur by way of a plan of arrangement among Coalhunter, the security holders of Coalhunter and the Company under the Business Corporations Act (B.C.). The terms of the Transaction will be described in detail in the Management Information Circulars of the Company and Coalhunter to be filed with the regulatory authorities and mailed to the Company and Coalhunter shareholders in accordance with applicable securities laws.

The Transaction is subject to a number of conditions precedent, including:

			1)	approval of the plan of arrangement to implement the Transaction by the securityholders of Coalhunter and by the Supreme Court of British Columbia;

			2)	approval of the Transaction by the shareholders of the Company;

			3)	receipt of the required regulatory acceptances/approvals on the part of the Company;

4)

receipt by the Board of Directors of Coalhunter, on or before March 18, 2011, of a fairness opinion stating that the Transaction is fair, from a financial point of view, to the shareholders of Coalhunter (other than the Company); and

			5)	settlement and execution of appropriate formal documentation on or before March 25, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

13.	SUBSEQUENT EVENTS (Continued)

	(a)	Coalhunter (Continued):

It is anticipated that the Transaction will be completed by May 31, 2011, but if the Transaction is not consummated on or before June 30, 2011, or such other date as agreed to by the parties, the LOI shall be of no further force or effect. While the LOI is in force, and subject to the right of Coalhunter, or its Board of Directors, to take such actions as may be required by their obligations under applicable corporate laws, Coalhunter has agreed to not, directly or indirectly, solicit, discuss, encourage or accept any offer for the purchase (including by merger) of Coalhunter, or any of its business or assets, or for the issuance of any additional securities of Coalhunter;

	(b)	Stock options:

150,000 stock options were exercised at $1.39 per share.

14.	COMPARATIVE FIGURES

Certain of the figures for 2010 have been reclassified to conform to the presentation adopted for the current period.

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP

	(a)	Differences in accounting principles

		i.	Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.

Commercial feasibility is established in compliance with the Securities and Exchange Commission (“SEC”) Industry Guide 7, which consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, and their eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project, property, calculated using estimated mineable reserves, mineral resources, based on engineering reports, projected rates of production over the estimated mine, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans. At January 31, 2011, all mineral properties considered active under US GAAP had a book value of $3,999,459 (2009 - $3,179,687) (note 6), after all applicable impairment charges.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(a)	Differences in accounting principles (continued)

		ii.	Reconciliation of total assets, liabilities and shareholders’ equity as of January 31, 2011 and October 31, 2010:

	January 31, 2011	October 31, 2010
		(audited)
Total assets per Canadian GAAP	$158,231,600	$136,205,154
Exploration expenditures on resource properties expensed under US GAAP	(14,457,869)	(12,677,063)
Total assets per US GAAP	$143,773,731	$123,528,091
Total liabilities per Canadian and US GAAP	$26,988,553	$27,679,401

Total shareholders’ equity per Canadian GAAP	131,243,047	108,525,753
Exploration expenditures on resource properties expensed under US GAAP	(14,457,869)	(12,677,063)
Total shareholders’ equity per US GAAP	116,785,178	95,848,690
Total liabilities and shareholders’ equity per US GAAP	$143,773,731	$123,528,091

iii.	Reconciliation of net income and comprehensive income reported in Canadian GAAP and US GAAP:

Statements of operations for the three months ended:

	January 31, 2011	January 31, 2010
Reconciliation of net income from Canadian to US GAAP
Net income per Canadian GAAP	$4,349,493	$62,261,575
Exploration and development costs	(2,078,188)	(796,403)
Reverse exploration and developments costs written-off	-	-
Exploration and development costs recovered	297,383	8,869
Total difference	(1,780,805)	(787,534)

Net income per US GAAP	$2,568,688	$61,474,041

Weighted average number of common shares outstanding	58,547,215	58,611,140

Basic and diluted income per share in accordance with Canadian GAAP	$0.07	$1.06
Total differences	(0.03)	(0.01)
Basic and diluted income per share in accordance with US GAAP	$0.04	$1.05

Statements of comprehensive income for the three months ended:

	January 31, 2011	January 31, 2010
Comprehensive income in accordance with Canadian GAAP	$21,444,911	$69,081,221
Total difference in net income between Canadian and US GAAP	(1,780,805)	(787,534)
Total comprehensive income in accordance with US GAAP	$19,664,106	$68,293,687

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(a)	Differences in accounting principles (continued)

		iv.	Reconciliation of cash flows in accordance with Canadian GAAP and US GAAP: Statements of cash flows for the three months ended:

		January 31,
	January 31, 2011	2010

Net cash provided (used) in operating activities of continuing operations in accordance with Canadian GAAP	$(12,168,160)	$1,522,070
Adjustments to net loss involving use of cash
Write-off of capitalized resource property exploration costs	(2,228,351)	(978,589)
Net cash provided (used) in operating activities of continuing operations in accordance with US GAAP	(14,396,511)	543,481

Net cash provided by (used in) investing activities of continuing operations in accordance with Canadian GAAP	(6,656,415)	87,079,257
Reclassification of capitalized resource property exploration costs	2,228,351	978,589

Net cash provided by (used in) investing activities of continuing operations in accordance with US GAAP	(4,428,064)	88,057,846
Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	667,000	-

Effect of foreign exchange on cash in accordance with Canadian and US GAAP	(27,040)	(14,450)
Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	(18,184,615)	88,586,877
Cash and cash equivalents, beginning of period in accordance with Canadian and US GAAP	52,264,004	5,823,196

Cash and cash equivalents, end of period in accordance with Canadian and US GAAP	$34,079,389	$94,410,073

v.	Cumulative Development Stage Reporting

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company. Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information. Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(a)	Differences in accounting principles (continued)

		vi.	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

In 2006, FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. This interpretation was effective for the company on February 1, 2008. The company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes

		vii.	Derivatives

Under US GAAP the company is required to adopt EITF Issue No. 07-5, Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock. The standard provides guidance on when certain contingent and other adjustment features in equity-linked financial instruments are indexed solely to an entity’s own stock. Such adjustment features also include strike prices which are denominated in a foreign currency. The adoption of this Statement did not have a material impact on the consolidated financial statements.

		viii.	Marketable Securities

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments were carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

	(b)	Recent US accounting pronouncements

i.

In May 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 855-10, Subsequent Events (“ASC 855-10”) (formerly Statement of Financial Accounting Standards (“SFAS”) Statement No 165), which establishes principles and requirements for subsequent events. In particular, ASC 855-10 sets forth: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855-10 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. As a result of the adoption of this new standard, the Company evaluated subsequent events to January 26, 2011, the date these consolidated financial statements were available for issue.

ii.

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

iii.

In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

iv.

In June 2009, the FASB issued new guidance, which is now part of ASC 105-10 (the “Codification”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles), which will become the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Unaudited – Prepared by management)
For the three months ended January 31, 2011 and 2010

15.	DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(b)	Recent US accounting pronouncements (Continued)

v.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (“ASU 2009-05”). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company’s consolidated financial statements.

vi.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”) applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial positions.

vii.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which amends ASC Topic 855 (“ASC 855”) to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company’s consolidated financial statements or results of operations.

viii.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.